Mail Stop 4561
									January 23, 2006

Linda Bryson
President
Triad Industries, Inc.
122 East Grand Avenue
Escondido, CA  92025

      Re:	Triad Industries, Inc.
		Form 10-KSB/A for the Fiscal Year ended December 31,
2004
Forms 10-QSB/A for Fiscal Quarters ended March 31, 2005 and June
30,
2005
Form 10-QSB/A for the Fiscal Quarter ended September 30, 2005
      File No. 000-28581

Dear Ms. Bryson:

      We have reviewed your response letter dated October 31, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB/A for the year ended December 31, 2004

General

1. We note your response to number five. Please provide us with a detailed explanation as to why you believe that the segments previously reported in your filings do not qualify for segment reporting under paragraphs 10-24 of SFAS 131.

Item 3 - Legal Proceedings, page 8

2. You disclose in your 2004 10-KSB/A that you paid Kevin Smith $11,000 to settle part of the original complaint pertaining to the re-issuance of stock without its restrictive legend. You also disclose in your 10-QSB for the quarter ended March 31, 2005 that 4,500 shares of your common stock were reacquired from Kevin Smith in connection with this settlement and that the entire $11,000 was recorded as treasury stock.
* We note that your common stock was listed on the OTCBB at between
$0.12 and $0.16 per share during the first quarter of 2005. In this regard, please tell us how you determined that the entire amount paid to Kevin Smith should be allocated to the purchase of treasury shares and that no amount should be allocated to expense for the legal settlement. Please cite the accounting guidance you relied upon to determine the proper treatment of this transaction.
* It is unclear when this transaction occurred. Please tell us the legal settlement date of this part of the original complaint, when the $11,000 was paid to Kevin Smith, and also when the shares were reacquired.

Consolidated Statements of Operations, page 21

3. After reading your response to comment five, it is still
unclear
to us if your 2003 revenue and administrative expenses were overstated. Your 2003 income statement reported $227,171 of revenue and $418,288 of operating costs for the year ended December 31,
2003.
The segment disclosure in your original 2004 10-KSB and amended
2003
10-KSB also reported the same amount of total revenue and operating costs, respectively; however, you noted that the segment data for 2003 does not include an elimination entry of $90,000. In this regard, please tell us how your 2003 segment data, which does not include the $90,000 elimination, could equal the total revenue and operating expenses on your income statement, which does include the
$90,000 intercompany elimination.

4. We note your response to comment six. Please tell us if the party that cancelled the debt was a related party.



Note 2 - Summary of Significant Accounting Policies

i.  Revenue Recognition and Deferred Revenue, page 28

5. We note that you have not adequately responded to comment nine, nor have you revised your disclosure in the 10-KSB/A filed on October
31, 2005. In our previous comment, we asked you to expand upon your revenue recognition policies in future filings to comply with paragraph 12 of APB 22. We also asked you to provide us with the disclosure you will include in future filings and to clarify how you determined that the policy complied with SAB 101 if not readily apparent. Please provide us with your proposed additional disclosure and also include the clarification previously requested.

Note 9 - Trading Securities, page 35

6. We note that you have changed the list of trading securities held at December 31, 2004 in your amended 10-KSB for the year ended December 31, 2004. The sum of the securities` fair market values does not agree to the total presented on page 35 or to your balance sheet.
The revised list appears to represent the list of trading securities held at December 31, 2003 totaling $135,207. Please revise your filing to disclose the correct list of trading securities.

Item 8a - Controls and Procedures, page 41

7. We note that you have not adequately responded to comment 11. Additionally, we note that there was another error in your 10-QSB for the period ended September 30, 2005 that caused you to amend your filing. Please provide a detailed response to comment 11 of our previous letter dated September 29, 2005.

Forms 10-QSB/A for the quarters ended March 31, 2005 and June 30,
2005

Item 1 - Consolidated Financial Statements, page 5

8. We note that you have properly marked the 2005 interim information as unaudited in these quarterly reports, but did not mark the 2004 interim information as unaudited. Please revise these filings and be sure to label all of the interim information as unaudited.







Consolidated Statements of Operations, page 5

9. We note that you have removed the diluted loss per share presentation in your amended Form 10-KSB and did not include it in your Form 10-QSB for the quarter ended September 30, 2005; however, your Forms 10-QSB for the quarters ended March 31, 2005 and June 30,
2005 still present diluted loss per share. To the extent that these filings are amended in the future, please revise to remove the presentation of diluted loss per share.

Form 10-QSB/A for the quarter ended September 30, 2005

10. You disclose in your explanatory note on page one of your filing
that the correction of the error did not affect net income, but did
affect reported revenues; however, net loss increased by $24,128
and
revenues did not change for the nine months ended September 30,
2005
in your amended filing compared to your original 10-QSB. Please revise your disclosure appropriately.

Forms 10-QSB/A for the quarters ended March 31, 2005, June 30,
2005,
and September 30, 2005

Consolidated Statements of Cash Flows

11. We note that you have properly presented purchases of trading securities as operating cash flows in your amended 10-KSB for the year ended December 31, 2004, but have continued to present cash flows used for purchases of trading securities as an investing cash flow in your 2005 Forms 10-QSB. Please amend your 2005 10-QSBs in order to classify these cash flows properly.

Exhibit 31

12. We note that the 302 certifications filed in your Forms 10-QSB for each of the quarters in fiscal 2005 are still not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file amendments to your Forms 10-QSB for quarters ended March
31, June 30 and September 30, 2005 that include the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Ms. Linda Bryson
Triad Industries, Inc.
January 23, 2006
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